Exhibit 10.36

Schedule of Non-Employee Director Compensation

Our non-employee directors receive an annual fee of $35,000 and reimbursement of travel expenses in consideration for their services as directors.  Non-employee directors who also serve as members of our Audit Committee receive an additional $15,000 per annum, and the non-employee director who serves as Chairman of our Audit Committee receives an additional $20,000 per annum.

Our three non-employee directors who are unaffiliated with Oaktree or MTS are also entitled to receive annual restricted stock award grants having a value equal to $80,000.  These awards will fully vest one year after the date of grant based on continued service with us.

Our three non-employee directors who are affiliated with Oaktree or MTS are also entitled to an annual cash payment of $80,000.

We have established a directors’ deferred compensation plan for all non-employee directors. In 2009, Mr. Dimick elected to participate in the director plan and have his annual board membership fee of $35,000 deferred into a stock account and converted quarterly into phantom shares. Upon retirement, separation from the Board of Directors, or the occurrence of a change of control, Mr. Dimick has the option of being paid cash or issued common stock for his phantom shares.  No other directors participated in the director plan in 2009.  Effective as of January 1, 2010, Mr. Dimick elected to stop any deferrals under the director plan with respect to board fees earned after such date.

In December 2008, we provided the non-employee directors a one-time opportunity to cash-out the deferred stock account balance at December 31, 2008. Messrs. Dimick, Helfet and Samek directed that 100% of their phantom shares under the director plan as of December 31, 2008 be paid out to them in cash on specified dates in January 2009.